Exhibit 99

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V:	SEA	For Immediate Release
	AMEX:	SA	February 5, 2007

Seabridge Gold Study Improves Courageous Lake Economics
Results to be Incorporated into Updated Preliminary Assessment

Toronto, Canada … Using High Pressure Grinding Rolls technology (“HPGR”) at Courageous Lake could reduce crushing and grinding costs by US$1.37 per tonne, or 25%, according to an independent trade-off study conducted by Wardrop Engineering of Vancouver. The study was commissioned by Seabridge as part of the updating of its 2005 Preliminary Assessment of its 100% owned Courageous Lake project located in the Northwest Territories (see news release dated September 21, 2005).

The 2005 Preliminary Assessment proposed using a conventional SAG mill circuit (SABC) for crushing and grinding. The Waldrop study estimates that replacing the SABC with HPGR crushing equipment reduces overall energy consumption by 7 kWh/t, resulting in a power saving of US$1.12 per tonne, assuming a power generation cost of US$0.16/kWh. Other consumables are reduced a further US$0.25 per tonne.

Wardrop estimates the capital cost for the HPGR option to be approximately US$9.0 million more than the SABC option. However, at a proposed production rate of 9.0 million tonnes per year, and a total projected savings of US$1.37 per tonne, the payback period for the HPGR circuit is less than one year. In addition to the projected operational cost savings, Waldrop estimates that the introduction of HPGR technology could improve mill process availability from a level of 92% to 96%.

Since the Preliminary Assessment was completed in 2005, Seabridge Gold has significantly increased gold resources at Courageous Lake (see news release dated January 9, 2007). As a result, Seabridge is in the process of updating the Preliminary Assessment to include the new resources which are expected to materially increase the estimated mine life of the project. As part of the planned update, Seabridge has commissioned a number of additional studies to assess alternative technologies which could improve the overall economics of the project including alternate power supply options.

The HPGR Study was conducted under the supervision of T.J. Smolik of TJS Mining-Met Services Inc., who is independent of Seabridge and is a Qualified Person as defined by NI 43-101. T.J. Smolik will also coordinate the various studies needed to update the Preliminary Assessment of the Courageous Lake Project, expected to be completed by mid 2007.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3 Canada
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.